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November 26, 2008

VIA EDGAR AND FEDEX

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Sun-Times Media Group Inc.

Preliminary Consent Statement on Schedule 14A

File No. 001-14164

Dear Mr. Hindin:

On behalf of Davidson Kempner Capital Management LLC and the other participants named in the Preliminary Consent Statement on Schedule 14A (collectively “Davidson Kempner”), we have filed today Amendment No. 1 (“Amendment No. 1”) to the Preliminary Consent Statement on Schedule 14A filed by Davidson Kempner on November 20, 2008 (the “Preliminary Consent Statement”) relating to Sun-Times Media Group Inc. (the “Company”). Enclosed supplementally with this letter is a clean copy of Amendment No. 1, as well as a blacklined copy of Amendment No. 1 showing the changes that were made to the originally filed Preliminary Consent Statement.

The following are Davidson Kempner’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of November 25, 2008 regarding the originally filed Preliminary Consent Statement. For your convenience, the full text of each of the Staff’s comments is set forth below in bold type, and Davidson Kempner’s response to each comment directly follows the applicable text.

Schedule 14A

Face Page of the Schedule 14A Filed November 20, 2008

1.	We note that you have created a box on the front cover page identifying this filing as a preliminary consent statement. Please note that the definition of proxy in Rule 14a-1(f) includes consents. Revise the front cover page to conform to that of form Schedule 14A. See Rule 14a-6(m) in Schedule 14A.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Perry J. Hindin

November 26, 2008

Davidson Kempner has revised the front cover page to conform to that of form Schedule 14A and in accordance with Rule 14a-6(m).

Questions and Answers About This Written Consent Solicitation, page 1

2.	Page 1 discloses that the solicitation is being made by Davidson Kempner. Please revise the disclosure throughout the proxy statement to indicate that the solicitation is also being made by each of the Nominees, who are also deemed participants under the proxy rules. See Instruction 3 to Item 4 of Schedule 14A.

Davidson Kempner has revised the disclosure throughout Amendment No. 1, particularly on pages i, ii, 1, 10 and 11 of Amendment No. 1, to indicate that the solicitation is being conducted by Davidson Kempner and each of the Nominees.

Proposal 1 - The Bylaw Restoration Proposal, page 3

3.	Please expand your disclosure to provide an illustration of how the current Board could amend the Company’s bylaws to modify or diminish a stockholder’s consent to elect the Nominees or limit the ability of the Nominees to pursue the best interests of the Company and its stockholders.

Davidson Kempner has revised the disclosure on page 3 of Amendment No. 1 to expand its disclosure to illustrate how the current Board could amend the Company’s bylaws to modify or diminish the stockholder’s consent to elect the Nominees. Davidson Kempner has further revised the disclosure on page 3 of Amendment No. 1 to delete the reference to limiting the ability of the Nominees to pursue the best interests of the Company and its stockholders.

Proposal 3 - The Election Proposal, page 4

4.	You indicate in the third paragraph of this section that “[a]s described above, it is possible that some, but not all, of the current directors of the Sun-Times Board may be removed pursuant to the Removal Proposal.” Please clarify in this section, if true, that you are referring to a potential scenario where the Board of Directors is deemed classified.

Davidson Kempner has revised the disclosure on page 4 of Amendment No. 1 by deleting the discussion of removing less than all of the current directors of the Sun-Times Board pursuant to the Removal Proposal.

5.	Please clarify the last sentence of the third paragraph to explain what is meant by the phrase “based on the support of the holders…and in order to effect the consent of such holders…” Please also advise why action taken by the Nominees to increase the size of the Board and name a Nominee to a newly-created directorship does not require the introduction of two separate proposals pursuant to Rule 14a-4(a).

Perry J. Hindin

November 26, 2008

Davidson Kempner has revised the disclosure on page 4 of Amendment No. 1 by deleting the discussion of removing less than all of the current directors of the Sun-Times Board pursuant to the Removal Proposal and enlarging the size of the Sun-Times Board.

The Nominees, page 6

6.	Please include a definition of “independent” director as used in the first paragraph of this section.

Davidson Kempner has revised the disclosure on page 6 of Amendment No. 1 to indicate that it believes each of the Nominees are “independent” within the meaning of the listing standards of the New York Stock Exchange.

Solicitation of Written Consents, page 11

7.	We note that proxies may be solicited by “by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person.” Please also tell us whether the filing persons plan to solicit via Internet chat rooms, and if so, tell us which websites they plan to utilize. Please confirm that the filing persons will not include a form of proxy card on any internet web site until they have filed a definitive proxy statement.

Davidson Kempner does not currently intend to solicit consents via Internet chat rooms. If Davidson Kempner plans to solicit consents via Internet chat rooms in the future, it will not include a form of proxy card on any Internet web site until a definitive proxy statement is filed.

8.	Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

We hereby confirm Davidson Kempner’s understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.

Closing Comments

We have discussed your closing comment with the filing persons, and they have acknowledged that (i) they are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the staff comments or changes to disclosure in response staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perry J. Hindin

November 26, 2008

Please contact me if we can provide any additional information or clarification with respect to this revised submission.

Very truly yours,

/s/ David K. Boston
David K. Boston

Enclosure